U.S. Securities & Exchange Commission
Washington, D.C. 20549

FORM 4

Statement of Changes in Beneficial Ownership of Securities

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Business Address of Reporting Person

LAST Wentz, Jr.	FIRST Thomas	MIDDLE A.

STREET PO Box 1000

CITY Minot	STATE North Dakota	ZIP 58702

2. State of Incorporation

N/A

3. If an amendment, give date of statement amended. (Month/Day/Year)

N/A

4. Name of Company

Investors Real Estate Trust SEC File No. #0-14851

5. IRS or SS identifying number of reporting person

###-##-####

6. Statement for Calendar Month of (Month/Year)

October/2001

7. Date of Last Previous Statement (Month/Day/Year)

07/31/01

8. Relationships of Reporting Person to Company

Trustee & Vice President

TABLE I. Securities Bought, Sold or Otherwise Acquired or Disposed of

Furnish the information required by the following table as to securities of the company bought or sold or otherwise acquired or disposed of by the reporting person during the month for which this statement is filed (See Instruction 5) and as to securities of the company beneficially owned, directly or indirectly, at the end of the month. However, transaction involving the acquisition or disposition of puts, calls, options or other rights or obligations to buy or sell securities of the company shall be reported in Table II.

1. Title of Securities	2. (FOR SEC USE ONLY)	3. Date of Transaction	4. Amount of Securities Acquires	5. Amount of Securities Disposed of	6. Character of Transaction Reported	7. Purchase or Sale Price Per Share or Other Unit	8. Amount Owned at End of Month	9. Nature of Ownership of Securities Owned at End of Month
Shares of Beneficial Interest		10/01/01	532.363	N/A	Share Dividend	8.312	176,377.178	Owned by Wenco, LTD. of which he is general partner

Shares of Beneficial Interest		10/01/01	18.846	N/A	Share Dividend	8.312	1,080.869	Sole Owner

Shares of Beneficial Interest		10/01/01	26.230	N/A	Share Dividend	8.312	1,504.301	401K at 1st Western Bank, Minot, ND

Shares of Beneficial Interest		10/02/01	20.889	N/A	Share Dividend	8.312	1,337.999	IRA at Charles Schwab

Shares of Beneficial Interest		10/01/01	4.283	N/A	Share Dividend	8.900	262.704	IRA in wife's name at Fidelity

Form 4 (Continued)

TABLE II. Puts, Calls, Options and Other Rights or Obligations

If during the month for which this statement is filed the reporting person acquired or disposed of any put, call, option or other right or obligation (all hereinafter referred to as "options") to buy or sell, or be required to buy or sell, securities of the company, furnish the information required by the following table. (See Instruction 5) However, the acquisition or disposition of transferable warrants issued by the company are to be reported in Table I. Options exempted by Rule 16a-6 need not be reported.

1. Title of Securities Subject to Option	2. (FOR SEC USE ONLY)	3. Date of Transaction	4. Nature of Option	5. Amount of Securities Subject to Option	6. Character of Transaction, if any, Reported	7. Purchase or Sale Price of Securities Subject to Option	8. Date of Expiration of Option

Explanation of items in Tables:

N/A

Date of Statement:

October 31, 2001

/S/ Thomas A. Wentz, Sr.___________
Signature of Reporting Person